Exhibit 99.3

Elliott Associates, L.P.	Elliott International, L.P.
40 W 57th St.	40 W 57th St.
New York, New York 10019	New York, New York 10019

December 9, 2018

Toro Private Holdings III, Ltd.
c/o Siris Capital Group, LLC

601 Lexington Ave, 59th Floor

New York, New York 10022

Attention: General Counsel

Re: Equity and Rollover Commitment Letter

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) sets forth the several (and not joint and several) commitment of Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership (each, an “Investor”), subject to the terms and conditions contained herein, to (x) purchase, or cause the purchase of, the equity of Toro Private Holdings III, Ltd., a private limited company organized under the laws of England and Wales (“Parent”), and (y) contribute to Parent, shares of common stock, par value $0.0025 per share, of the Company (the “Shares”) in exchange for additional equity in Parent. It is contemplated that, pursuant to the Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time pursuant to the terms thereof, the “Merger Agreement”) entered into concurrently herewith by and among Parent, following the execution of a joinder, Toro Private Holdings IV, Ltd., a Bermuda exempted company, and wholly owned subsidiary of Parent (“Merger Sub”), and Travelport Worldwide Limited, a Bermuda exempted company (the “Company”), subject to the terms and conditions set forth therein and in the Bermuda Merger Agreement, Merger Sub will merge with and into the Company with the Company as the surviving company of such merger as a wholly owned subsidiary of Parent (the “Merger”). Each capitalized term used but not defined herein shall have the meaning ascribed to it in the Merger Agreement.

Item 1	Investor Commitment. Each Investor hereby agrees, severally (and not jointly and severally) and subject to the terms and conditions set forth herein (including, without limitation, the provisions of Sections Item 2 and Item 9), that at the Closing it will (x) contribute or cause to be contributed to Parent (directly or indirectly) an aggregate amount of cash in immediately available funds equal to the dollar commitment set forth next to its name on Schedule A (with respect to each Investor, its “Equity Financing Commitment”) in exchange for certain equity securities of Parent (any such equity securities of Parent, “Equity Securities”), solely for the purpose of providing a portion of the Required Amount (including any Reimbursement Obligations); and (y) contribute, assign, transfer and deliver, or cause the contribution, assignment, transfer and delivery of (directly or indirectly) the number of Shares set forth next to its name on Schedule B, in exchange for additional Equity Securities (with respect to each Investor, its “Rollover Commitment” and together with its Equity Financing Commitment, its “Investor Commitment”). The Investors hereby acknowledge and agree that, upon receipt of the Equity Securities to be issued as contemplated by this Section Item 1, the Investors shall have no right to the Per Share Price with respect to the Shares contributed to Parent pursuant hereto. Each Investor may effect the purchase of the Equity Securities directly or indirectly through one or more Affiliates or other designated co-investors; provided, that the ability of such Investor to effect the purchase through such Affiliates or other co-investors will not affect any of such Investor’s obligations hereunder; provided, further that Parent shall not be required to seek to enforce its rights against such Affiliates’ or other designated co-investors’ obligations prior to seeking to enforce its rights against any Investor; and provided, further that in the event an Investor syndicates or otherwise assigns a portion of its Equity Financing Commitment to one or more assignees in accordance with Section Item 12, the amount required to be funded by such Investor with respect to its Equity Financing Commitment will be reduced by the amount of the equity investments actually contributed by such assignee to Parent and available to Parent at the Closing. Concurrently with the delivery of this Letter Agreement, Siris Partners IV (Cayman) Main, L.P and Siris Partners IV (Cayman) Parallel, L.P. (each a “Co-Investor” and, collectively, the “Co-Investors”) are entering into a letter agreement with Parent (the “Co-Investor Commitment Letter”), committing to invest additional capital in Parent. The aggregate amount of the Investor Commitments to be funded under this Letter Agreement may be reduced in a manner agreed to by the Investors and the Co-Investors to the extent (and solely to the extent) that, at the Closing, Parent does not require all of the equity with respect to which the Investors and the Co-Investors have made commitments to fund, or cause the funding of, pursuant to the Investor Commitments, in the case of the Investors, or the Commitments (as defined in the Co-Investor Commitment Letter) (such Commitments, collectively, the “Sierra Commitment”), in the case of the Co-Investors. An Investor’s Investor Commitment shall be reduced dollar for dollar by any amounts actually paid by such Investor under the Limited Guarantee. Notwithstanding anything else to the contrary in this Letter Agreement, under no circumstances shall any Investor be obligated to contribute more cash than its Equity Financing Commitment or contribute more Shares than its Rollover Commitment, nor shall the cumulative liability of any Investor under this Letter Agreement at any time exceed its Investor Commitment.

Item 2	Conditions. The obligation of the Investors to fund, or cause the funding of, its Investor Commitment is subject to (a) the satisfaction and continuing satisfaction in full or waiver by Parent of the conditions set forth in Sections 7.1 and 7.2 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted under the Merger Agreement) of those conditions), (b) the prior or substantially simultaneous receipt of the proceeds of the Debt Financing (net of any fees and expenses that may be payable in respect thereof) on the terms and conditions set forth in the Debt Commitment Letters (or such proceeds will be received substantially simultaneously if the Investor Commitment is funded), (c) the prior or substantially simultaneous funding and contribution of the Sierra Commitment on the terms and conditions set forth in the Co-Investor Commitment Letter (or the Sierra Commitment will be funded and contributed substantially simultaneously if the Investor Commitment is funded); provided, that the satisfaction or failure of the condition set forth in this clause (c) shall not limit or impair the ability of Parent or the Company to enforce the obligations of each Investor under, and in accordance with, this Letter Agreement if (i) Parent is also seeking enforcement of the Co-Investor Commitment Letter (and the simultaneous funding thereof, which enforcement hereunder shall be subject to concurrent enforcement under such Co-Investor Commitment Letter) or (ii) Sierra has satisfied or is prepared to satisfy its obligation to fund and contribute the Sierra Commitment under the Co-Investor Commitment Letter, and (d) the substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement.

Item 3	Enforceability. This Letter Agreement may be enforced only by (i) Parent and (ii) the Company as provided in Section Item 8. None of Parent’s creditors, owners, Affiliates or Representatives or the Company (except as provided in Section Item 8) or its creditors, owners, Affiliates or Representatives shall have any right to enforce this Letter Agreement or to cause Parent to enforce this Letter Agreement.
Item 4	No Modification; Entire Agreement. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by Parent, each Investor and the Company in writing; provided that this Letter Agreement may be amended by the Investors without the written consent of the Company to reflect any permitted assignment hereunder. Together with the Merger Agreement, the Voting Agreement, the applicable Confidentiality Agreement, and the Limited Guarantee, this Letter Agreement contains the entire agreement between the parties and supersedes all prior agreements, understandings and statements, written or oral, among the parties or their respective Affiliates, with respect to the subject matter hereof and the transactions contemplated hereby.

Item 5	Governing Law; Jurisdiction. This Letter Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Letter Agreement or the negotiation, execution or performance of this Letter Agreement (including, without limitation, any actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to any representation or warranty made in or in connection with this Letter Agreement) shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Delaware. The parties hereto agree that all Legal Proceedings (whether in contract or tort) seeking to enforce any provision of, or based on any matter arising out of or relating to, this Letter Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court sitting in Delaware, so long as one of such courts shall have subject matter jurisdiction over such action, and that any such action arising out of this Letter Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such action and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such action in any such court or that any such action brought in any such court has been brought in an inconvenient forum. Process in any such action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

Item 6	WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER ARISING IN CONTRACT OR IN TORT OR OTHERWISE. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION Item 6.
Item 7	Counterparts. This Letter Agreement may be executed in any number of counterparts (including by facsimile or via email by .pdf delivery), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. Facsimile and other electronically scanned signatures shall be deemed originals for all purposes of this Letter Agreement.
Item 8	Third Party Beneficiaries. This Letter Agreement shall inure to the benefit of and be binding upon Parent and the Investors. Except as provided in Section Item 4 and this Section Item 8 (with respect to each of which the Company shall be a third party beneficiary), and Section Item 10 (with respect to which each Related Party (as defined below) shall be a third party beneficiary), the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the parties hereto and their respective successors and permitted assigns, in accordance with and subject to the terms of this Letter Agreement, no person other than the parties hereto shall be entitled to rely upon this Letter Agreement and nothing herein or in any other agreement (including, without limitation, the Merger Agreement or the Limited Guarantee), express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder or any rights to enforce the Investor Commitments or any provision of this Letter Agreement; provided, however, that subject to the terms and conditions of the Merger Agreement, including, without limitation, Sections 8.3(f) and 9.8(b) thereof, the Company is hereby made a third party beneficiary of the rights granted to Parent under this Letter Agreement for the sole purpose of seeking specific performance of the obligation of each Investor to fund, or cause the funding of, its Investor Commitment (solely to the extent that Parent can enforce such Investor Commitments pursuant to the terms and conditions hereof, including, without limitation, Sections Item 1 and Item 2), and for no other purpose (including, without limitation, any claim for monetary damages hereunder); provided, however that in no event shall the Company be entitled to enforce the terms of this Letter Agreement unless the conditions set forth in Section 9.8(b) of the Merger Agreement have been satisfied. Each Investor hereby agrees, subject in all respects to Section 9.8(b) of the Merger Agreement, not to oppose the granting of an injunction, specific performance or other equitable relief on the basis that Parent or the Company, as applicable, has an adequate remedy at law.

Item 9	Termination. This Letter Agreement, and the obligation of each Investor to fund its Investor Commitment, will terminate automatically and immediately upon the earliest to occur of (a) the Closing (if the Merger has been consummated in accordance with the terms of the Merger Agreement), (b) the valid termination of the Merger Agreement in accordance with its terms, (c) receipt by the Company of payment in full of the Obligations in respect of the Guarantors (within the meaning of the Limited Guarantee), (d) the Termination Date and (e) the date on which any Company Related Party asserts or causes to be asserted in any Legal Proceeding in connection with the Merger Agreement, the Limited Guarantee, this Letter Agreement, the Voting Agreement or any Confidentiality Agreements any Claim (i) against any Investor under the Limited Guarantee (it being understood and agreed that the Company cannot obtain specific performance under the Merger Agreement and hereunder and also obtain performance of the Limited Guarantee), (ii) that one or more of the provisions of this Letter Agreement, including, without limitation, any of the provisions of Section Item 1 or Section Item 2 limiting each Investor’s obligations with respect to its Investor Commitment, and the provisions of this Section Item 9 or Section Item 10, are illegal, invalid or unenforceable in whole or in part, or that either Investor has any liability under this Letter Agreement other than to fund equity contributions and/or contribute Shares with respect to its Investor Commitment or (iii) against any Related Party (as defined below) of any Investor in violation of Section Item 10. Upon the termination of this Letter Agreement, no Investor shall have any liability or obligations hereunder. Sections Item 4, Item 5, Item 6, Item 8, Item 9, Item 10 and Item 14 shall survive any termination of this Letter Agreement.
Item 10	No Recourse.
(a) Each party hereto, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no recourse under this Letter Agreement shall be had, including, without limitation, for any claims, obligations, liabilities, causes of action, or Legal Proceedings under this Letter Agreement (in each case, whether in tort, contract or otherwise, at law or in equity, or pursuant to statute), including, without limitation, those that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to, this Letter Agreement or the negotiation, execution, performance or breach of this Letter Agreement, including, without limitation, any representation or warranty made in, in connection with, or as an inducement to, this Letter Agreement (each of such above described legal or equitable theories or sources of liability, a “Claim”) against (i) any Related Party of any Investor (other than the Investors, Parent, Merger Sub and their respective successors and permitted assigns) or (ii) any Related Party of any of such Related Parties (other than the Investors, Parent, Merger Sub and their respective successors and permitted assigns), in each case whether by the enforcement of any assessment or by any legal or equitable proceedings, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred (whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim by or on behalf of Parent against any Related Party of an Investor, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise) by (x) any Related Party of any Investor (other than the Investors, Parent or Merger Sub and their respective successors and permitted assigns) or (y) any Related Party of any of such Related Parties (other than the Investors, Parent, Merger Sub and their respective successors and permitted assigns), in each case, for any obligations of an Investor under this Letter Agreement. For the purposes of this Letter Agreement, the term “Related Party” of any person shall mean any and all former, current or future directors, officers, employees, agents, direct or indirect equity holders, controlling persons, general or limited partners, managers, members, stockholders, co-investors, attorneys, financial or other professional advisors or lenders, representatives or Affiliates (other than a Permitted Assignee to which an assignment pursuant to Section 12 has been effected) of such person and their respective successors and permitted assigns.
(b) Without limiting the generality of the foregoing, to the maximum extent permitted under applicable Law, Parent hereby waives, releases and disclaims any and all Claims including, without limitation, (i) against all Related Parties of the Investors and the Related Parties of such Related Parties, including, without limitation, any Claims to avoid or disregard the entity form of a Related Party of any Investors or a Related Party of such Related Parties or otherwise impose any liability arising out of, relating to or in connection with a Claim on any Related Parties of any Investors or Related Parties of such Related Parties, whether a Claim granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (ii) of reliance upon any Related Parties of any Investors or Related Parties of such Related Parties with respect to the performance of this Letter Agreement or any representation or warranty made in, in connection with, or as an inducement to this Letter Agreement.
(c) Under no circumstances shall any of the Investors, any Related Party of the Investors or the Co-Investors be liable for special, incidental, consequential, exemplary or punitive damages under or in connection with the Merger Agreement (provided that incidental and consequential damages may be recovered as provided in Section 8.3(g) of the Merger Agreement and under the Voting Agreement and the applicable Confidentiality Agreement, but solely to the extent such damages are available thereunder), this Letter Agreement or the transactions contemplated or otherwise incidental thereby or hereby.

Item 11	Limited Guarantee; Sole and Exclusive Remedy. Concurrently with the execution and delivery of this Letter Agreement and in accordance with and subject to the terms and conditions set forth in Section 4.10 of the Merger Agreement, the Investors are executing and delivering to Parent a limited guarantee, dated as of the date hereof (the “Limited Guarantee”). Notwithstanding anything to the contrary in this Letter Agreement, Parent’s remedies against the Investors expressly set forth under the Limited Guarantee shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company against the Investors and, without limiting the foregoing, the Company and the other Company Related Parties shall not have, and are not intended to have, any right of recovery of any kind (including, without limitation, consequential, indirect or punitive damages, and whether at law, in equity or otherwise) against the Investors in respect of any liabilities or obligations arising under, or in connection with this Letter Agreement, the Merger Agreement or the transactions contemplated thereby or the failure of the Merger to be consummated or otherwise in connection with the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to be made in connection therewith, including, without limitation, in the event Parent or Merger Sub breaches its obligations under the Merger Agreement and whether or not such breach is caused by an Investor’s breach of its obligations under this Letter Agreement, except for the right of the Company, assuming the conditions in Section Item 2 have been fully satisfied, to specifically enforce the provisions of this Letter Agreement pursuant to Section Item 8 (subject to and in accordance with Section 9.8(b) of the Merger Agreement).
Item 12	No Assignment. This Letter Agreement and the benefits and obligations under this Letter Agreement may not be assigned by Parent, in whole or in part, without the prior written consent of each Investor and any attempted assignment in derogation of the foregoing shall be null and void and of no force and effect; provided, that no such assignment or transfer shall relieve Parent of its obligations hereunder. No assignment of this Letter Agreement or assignment (in whole or in part) by either Investor of such Investor’s rights or obligations hereunder shall be permitted without the prior written consent of Parent; provided, that each Investor shall be permitted to assign all or any part of its rights and obligations under this Letter Agreement without the prior consent of Parent or any other person to one or more of its Affiliates, investment funds managed by it or its Affiliates or any such Affiliates’ limited partners and/or managed entities and/or accounts and/or to one or more third party co-investors or any other Person (such Person, a “Permitted Assignee”); provided, further, that no such assignment or transfer to a Permitted Assignee shall relieve such Investor of its obligations hereunder except in respect of any portion of its Investor Commitment actually funded by such assignee and available to Parent at the Closing; provided, further, that that no Person shall be deemed a Permitted Assignee if assignment to such Person or entering into a corresponding commitment with such Person would result in any consent or approval of, or filing, declaration or registration with, any Governmental Authority being required in connection with Parent’s acquisition of the Company under the Merger Agreement that would reasonably be expected to delay the consummation of the Merger. Any purported assignment or transfer in violation of the preceding sentence shall be null and void.

Item 13	Representations and Warranties. Each Investor represents and warrants to Parent that: (a) it is duly organized, validly existing and in good standing under the Laws of the state or jurisdiction of its organization; (b) it has the requisite capacity and authority to execute and deliver this Letter Agreement and to fulfill and perform its obligations hereunder; (c) the execution, delivery and performance of this Letter Agreement by it have been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of it are necessary therefor; (d) this Letter Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors rights generally and general principles of equity); (e) the execution, delivery and performance by it of this Letter Agreement do not and will not (i) violate any applicable Law or any provision of the partnership agreement, operating agreement or similar organizational documents of such Investor or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any material contract to which it is a party, except as does not prevent or materially delay or impair the performance of this Letter Agreement by such Investor; and (f) it has the financial capacity to pay and perform all of its obligations under this Letter Agreement, and will have sufficient cash on hand, or available and uncalled capital commitments available, to fund its Equity Financing Commitment when required pursuant to this Letter Agreement.

Item 14	Confidentiality. This Letter Agreement shall be treated as confidential and is being provided to Parent solely in connection with the Transactions. This Letter Agreement may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement, Guarantees and the Commitment Letters) by Parent or an Investor or their respective Affiliates (as defined in the Merger Agreement) except with the prior written consent of the other parties in each instance. The foregoing notwithstanding, this Letter Agreement will be provided to the Company and each party hereto and the Company may disclose the existence and terms of this Letter Agreement without obtaining the written consent of any person to its legal, accounting and financial advisers and other representatives, to the extent required by applicable Law or to the extent required by the applicable rules of any national securities exchange, to the extent required in connection with any filing with the Securities and Exchange Commission (“SEC”) relating to the Transactions (including in connection with any applicable statement on Schedule 13D (or any amendments thereto) filing with the SEC) or in connection with any litigation relating to this Letter Agreement, the Guarantees, the Merger Agreement and the transactions contemplated thereby; provided, that, in the case of any disclosure made in connection with any SEC filing, the disclosing party shall provide the other parties with a reasonable opportunity to review and provide comment on any such disclosure in advance, which such comments shall not be unreasonably delayed; provided, further, that the disclosing party shall in good faith consider any such comments made by such other parties.
Item 15	Notice. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Letter Agreement shall be in writing and shall be deemed to have been given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier for next day delivery or (d) on the date delivered if sent by e-mail (provided confirmation of e-mail receipt is obtained), in each case as follows. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such party:

Notices to any Investor:

c/o Elliott Management Corporation 40 West 57th Street New York, New York 10019 Attention: Jesse Cohn Isaac Kim Facsimile No.: (212) 478-2476 E-mail: JCohn@elliottmgmt.com; IKim@egc-capital.com with a copy to (which alone shall not constitute notice):
Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Attention: Richard J. Birns Facsimile: (212) 716-0830 Email: rbirns@gibsondunn.com
Notices to Parent:
As provided in Section 9.2 of the Merger Agreement.

Item 16	Relationship of the Investors; Several Liability; Affiliates. Each party acknowledges and agrees that (a) this Letter Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Letter Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise, (b) the obligations of each of the Investors under this Letter Agreement are solely contractual in nature and (c) the determinations of the Investors were independent of each other. Notwithstanding anything to the contrary contained in this Letter Agreement, the liability of each Investor hereunder shall be several, not joint and several, based upon its respective Investor Commitment, and no Investor shall be liable for any amounts hereunder in excess of its Investor Commitment. Except as otherwise specified herein, the term “Affiliates” when used herein has the meaning set forth in the Merger Agreement except that the proviso thereto shall be replaced with the following: “provided, however, in no event shall Elliott Management Corporation or any of its Affiliates be considered an “Affiliate” of Siris Partners IV (Cayman) Main, L.P. and Siris Partners IV (Cayman) Parallel, L.P. or any of their Affiliates, or vice versa.”
Item 17	Severability. Whenever possible, each provision of this Letter Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Letter Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Letter Agreement.

[The remainder of this page is intentionally left blank.]

Sincerely,

ElliotT Associates, l.p.

By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ElliotT INTERNATIONAL, l.p.

By: Hambledon, Inc., as General Partner
By: Elliott International Capital Advisors, Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

[Signature Page to Elliott Equity Commitment Letter]

Agreed to and accepted:

TORO PRIVATE HOLDINGS III, LTD.

By:	/s/ Peter Berger
Name: Peter Berger
Title: Director

[Signature Page to Elliott Equity Commitment Letter]

SCHEDULE A

Equity Financing Commitments

INVESTOR	COMMITMENT
Elliott Associates, L.P.	$ 155,882,810.36
Elliott International, L.P.	$ 331,251,125.56

SCHEDULE B

Rollover Commitments

INVESTOR	Number of Shares
Elliott Associates, L.P.	2,160,454
Elliott International, L.P.	4,590,955